UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2026
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

EXPLANATORY NOTE

On August 24, 2026, Gogoro Inc. issued a press release announcing (i) its financial and operating results for the second quarter ended June 30, 2026, and (ii) the retirement of Mr. Bruce Aitken from his position as Chief Financial Officer of the Company, effective September 1, 2026, and the appointment of Mr. Jacky Lee as Principal Financial Officer, effective August 21, 2026. Copies of the press releases are furnished herewith as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K and are incorporated by reference herein.

Exhibit 99.1 and Exhibit 99.2 to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-264619 and 333-281734), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS INDEX

Exhibit Number	Exhibit Title

99.1	Press release issued by Gogoro Inc., dated August 24, 2026.
99.2	Press release on Chief Financial Officer Retirement and Naming Principal Financial Officer, dated August 24, 2026.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: August 24, 2026	/s/ Henry Chiang
Henry Chiang
Chief Executive Officer